UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

RADISYS CORPORATION (RSYS)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

750459109
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ™.

1		NAME OF REPORTING PERSONS

The D3 Family Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Washington
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		727,510 Common shares (3.0%)
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		0

	10	SHARED DISPOSITIVE POWER
727,510
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
For the reporting person listed on this page, 727,510; for all reporting persons as a group, 4,527,463 shares (18.7%)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
™
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
For the reporting person listed on this page, 3.0%; for all reporting persons as a group, 18.7%.
14		TYPE OF REPORTING PERSON (See Instructions)
PN

1		NAME OF REPORTING PERSONS

The D3 Family Bulldog Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Washington
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		2,742,682 common shares (11.3%)
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		0

	10	SHARED DISPOSITIVE POWER
2,742,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
For the reporting person listed on this page, 2,742,682 shares; for all reporting persons as a group, 4,527,463 shares (18.7%)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
™
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
For the reporting person listed on this page, 11.3%; for all reporting persons as a group, 18.7%.
14		TYPE OF REPORTING PERSON
PN

1		NAME OF REPORTING PERSONS

The D3 Family Canadian Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(c) ☒
(d) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Washington
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		256,095 common shares (1.1%)
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		0

	10	SHARED DISPOSITIVE POWER
256,095
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
For the reporting person listed on this page, 256,095 shares; for all reporting persons as a group, 4,527,463 shares (18.7%)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
™
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
For the reporting person listed on this page, 1.1%; for all reporting persons as a group, 18.7%.
14		TYPE OF REPORTING PERSON
PN

1		NAME OF REPORTING PERSONS

The DIII Offshore Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		801,176 common shares (3.3%)
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		0

	10	SHARED DISPOSITIVE POWER
801,176
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
For the reporting person listed on this page, 801,176 shares; for all reporting persons as a group, 4,527,463 shares (18.7%)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
™
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
For the reporting person listed on this page, 3.3%; for all reporting persons as a group, 18.7%.
14		TYPE OF REPORTING PERSON
PN

1		NAME OF REPORTING PERSONS

Nierenberg Investment Management Company, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Washington
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		4,527,463 shares (18.7%)
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		0

	10	SHARED DISPOSITIVE POWER
4,527,463 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
For the reporting person listed on this page, 4,527,463; for all reporting persons as a group, 4,527,463 shares (18.7%)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
™
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
For the reporting person listed on this page, 18.7%; for all reporting persons as a group, 18.7%.
14		TYPE OF REPORTING PERSON
CO

1		NAME OF REPORTING PERSONS

Nierenberg Investment Management Offshore, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		801,176 common shares (3.3%)
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		0

	10	SHARED DISPOSITIVE POWER
801,176 common shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
For the reporting person listed on this page, 801,176 shares; for all reporting persons as a group, 4,527,463 shares (18.7%)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
™
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
For the reporting person listed on this page, 3.3%; for all reporting persons as a group, 18.7%.
14		TYPE OF REPORTING PERSON
CO

1		NAME OF REPORTING PERSONS

David Nierenberg

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		4,527,463 common shares (18.7%)
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		0

	10	SHARED DISPOSITIVE POWER
4,527,463
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
For the reporting person listed on this page, 4,527,463; for all reporting persons as a group, 4,527,463 shares (18.7%)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
™
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
For the reporting person listed on this page, 18.7%; for all reporting persons as a group, 18.7%
14		TYPE OF REPORTING PERSON
IN

This Amendment No.8 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Radisys Corporation. (“RSYS” or the “Company”) previously filed by or on behalf of the Reporting Persons (as defined below), as previously amended (the “Schedule 13D”), by supplementing such Items with the information below.

The names of the persons filing this Amendment (collectively, the “Reporting Persons”) are:  The D3 Family Fund, L.P. (the “Family Fund”), The D3 Family Bulldog Fund, L.P. (the “Bulldog Fund”), The D3 Family Canadian Fund, L.P. (the “Canadian Fund”), The DIII Offshore Fund, L.P. (the “Offshore Fund”), Nierenberg Investment Management Company, Inc. (“NIMCO”), Nierenberg Investment Management Offshore, Inc. (“NIMO”) and David Nierenberg (“Mr. Nierenberg”).

Item 2.	Identity and Background.

Item 2 of Schedule 13D is supplemented with the following:

David Nierenberg is hereby added as a Reporting Person; his business address is 19605 NE 8th Street, Camas WA 98607; his principal occupation is  President of Nierenberg Investment Management Company, Inc. and Nierenberg Investment Management Offshore, Inc, two of the other Reporting Persons; during the past five years he has not been convicted in a criminal proceeding required to be reported in response to Item 2(d), or a party to a civil proceeding  required to be reported in response to Item 2(e), of Schedule 13D; and he is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a, b), was $64,355,456.61.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented with the following:

On September 21, 2010, David Nierenberg and Cara Denver Jacobsen, on behalf of the Reporting Persons, sent a letter to Scott Gibson, Chairman of the Board of Directors of the Issuer (the “September 21 Letter”).  Pursuant to the September 21 Letter, the Reporting Persons requested that, when the Board of Directors of the Issuer meets in October, that the Issuer (1) establish an opportunistic share repurchase program and (2) institute a regular quarterly cash dividend.

The September 21 Letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

The statements by the Reporting Persons in the above-referenced letter regarding their investment in the Issuer represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor.  To the extent those statements reflect assessments of possible future developments, those assessments are forward-looking statements that are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting the Issuer and/or extrinsic factors such as developments in the Issuer’s industry and the economic environment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation, and to discuss the Issuer and their investment in it with the directors and executive officers of the Issuer and third parties, without further amending the Schedule 13D except as required by applicable rules.

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Persons, in the aggregate, beneficially own 4,527,463 shares of Common Stock, constituting approximately 18.7% of the outstanding shares.

(b)           The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 727,510 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 2,742,682 shares of Common Stock held by the Bulldog Fund.

The Canadian Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 256,095 shares of Common Stock held by the Canadian Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 801,176 shares of Common Stock held by the Offshore Fund.

(c)           There have been no transactions with respect to the Common Stock effected by the Reporting Persons during the past sixty (60) days.

Item 7.	Material to be filed as Exhibits

Exhibit 1 - Letter to Scott Gibson, Chairman of the Board of Directors of the Issuer, dated September 21, 2010.

Exhibit 2 - Joint Filing Agreement among the Reporting Persons dated March 5, 2008 pursuant to which all of the Reporting Persons have authorized the filing of Schedule 13D’s and amendments thereto as a group.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., and D3 Family Canadian Fund, L.P.

	By:	Nierenberg Investment Management Company, Inc.

	Its:	General Partner

September 21, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

DIII Offshore Fund, L.P.

	By:	Nierenberg Investment Management Offshore, Inc.

	Its:	General Partner

September 21, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Company, Inc.

September 21, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Offshore, Inc.

September 21, 2010	By:	/s/ David Nierenberg
David Nierenberg, President

September 21, 2010	/s/ David Nierenberg
David Nierenberg